Exhibit 1

Media Relations Andrea Castro Velez	Investor Relations Pablo Gutiérrez
+57 (1) 603-9134 andrea.castro@cemex.com	+57 (1) 603-9051 pabloantonio.gutierrez@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FOURTH QUARTER 2018 RESULTS

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Free cash flow improved, both during the quarter and full year. Free cash flow during 2018 reached US$52 million, an improvement of 16% compared to that of 2017. Additionally, we received about US$31 million during the third quarter related to the sale of our business in Manaus, Brazil.

•	Our net debt declined by 9% during 2018, reaching US$805 million.

•	Our controlling interest net income improved, both during the quarter and full year. During the full year net income increased by 36%, reaching US$63 million.

BOGOTA, COLOMBIA. FEBRUARY 7, 2019 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$260 million during the fourth quarter of 2018, a decline of 7% compared to those of the same period of 2017. Operating EBITDA reached US$55 million during the fourth quarter, 24% lower on a year-over-year basis.

During the fourth quarter of 2018, our consolidated domestic gray cement volumes remained flat, while our consolidated ready-mix and aggregates volumes decreased by 7% and 16%, respectively, compared to those of the fourth quarter of 2017. Our consolidated prices in local-currency terms for domestic gray cement remained flat, and improved 1% and 5% for ready-mix and aggregates, respectively, during the quarter on a year over year basis.

Jaime Muguiro, CEO of CLH, said, “In 2018 we operated in a very challenging environment as we faced lower national cement demand in Panama, Costa Rica and Nicaragua, and flattish demand in Colombia. Additionally, we had a new competitor in Costa Rica and increased cement imports in Panama, as well as costs inflation, particularly in fuels and freights.

In this environment, we remained focused on the variables under our control as we improved service levels to our customers and reached high adoption rates of our CEMEX Go digital services. Also, we increased our prices in Colombia and Costa Rica. We reduced our financial expense and CAPEX, as well as managed our working capital effectively.

Our free cash flow and the proceeds from the divestment of our business in Brazil were used to reduce our net debt, which declined by 9% during 2018”

Jaime Muguiro added, “Regarding our operations in Colombia, we are encouraged by the improving trends in the economy and in national cement demand which increased by 4% during the fourth quarter. Our cement volumes during the fourth quarter increased by 4% year-over-year and 7% sequentially”

Consolidated Corporate Results

During the fourth quarter, controlling interest net income was US$10 million, compared to a loss of US$33 million during the same quarter of 2017.

Geographical Markets Fourth Quarter 2018 Highlights

Operating EBITDA in Colombia reached US$23 million, 24% lower compared to that of the fourth quarter of 2017. Net sales declined 6% to US$125 million during this period.

In Panama, operating EBITDA decreased by 37% to US$13 million during the quarter. Net sales reached US$53 million during the fourth quarter of 2018, a 3% decline compared to those of the same period of 2017.

In Costa Rica, operating EBITDA reached US$9 million during the quarter, US$5 million lower on a year-over-year basis. Net sales reached US$27 million, a decline of 23% compared to those of the fourth quarter of 2017.

In the Rest of CLH operating EBITDA declined by 7% to US$18 million during the quarter. Net sales reached US$59 million during the fourth quarter of 2018, 2% lower than those of the same period of 2017.

In accordance with its vision, CLH will continue constantly evolving to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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